UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

Cellcom Israel Ltd

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

 (Title of Class of Securities)

 M2196U109

 (CUSIP Number)

May 16, 2012 (1)

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    ☐ Rule 13d-1(b)

    ☒ Rule 13d-1(c)

    ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This statement on Schedule 13G also serves as an amended statement on Schedule 13G reporting holdings as of May 20, 2012.

CUSIP No. M6158M104	13G	Page 2 of 6 Pages
1	NAME OF REPORTING PERSONS Psagot Investment House Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 4,887,210 (*) (**)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 4,887,210 (*) (**)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,887,210 (*) (**)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.91% (*) (**) (***)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*) This figure is as of May 20, 2012.  When the obligation to file this Schedule 13G arose on May 16, 2012, this figure was 4,999,165.

(**) The securities reported herein are beneficially owned by portfolio accounts managed by Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., mutual funds managed by Psagot Mutual Funds Ltd., provident funds managed by Psagot Provident Funds and Pension Ltd., and pension funds managed by Psagot Pension (Haal) Ltd.  Each of Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., Psagot Mutual Funds Ltd., Psagot Provident Funds and Pension Ltd., and Psagot Pension (Haal) Ltd. (the “Subsidiaries”) is a wholly-owned subsidiary of Psagot Investment House Ltd.  The Subsidiaries operate under independent management and make their own independent voting and investment decisions.  Any economic interest or beneficial ownership in any of the securities covered by this report is held for the benefit of the owners of portfolio accounts, the holders of the exchange-traded notes, or for the benefit of the members of the mutual funds, provident funds, or pension funds, as the case may be.  This Statement shall not be construed as an admission by Psagot Investment House Ltd. that it is the beneficial owner of any of the Ordinary Shares covered by this Statement, and Psagot Investment House Ltd. disclaims beneficial ownership of any such shares.

 (***) Based on 99,481,487 ordinary shares outstanding as of May 20, 2012 (as reported on Bloomberg LP).  This figure was 5.03% when the obligation to file this Schedule 13G arose on May 16, 2012, based on 99,481,487 ordinary shares outstanding on that date (as reported on Bloomberg LP).

Item 1. (a)	Name of Issuer:

 Cellcom Israel Ltd.

(b)	Address of Issuer's Principal Executive Offices:

10 Hagavish Street, Netanya 42140, Israel

Item 2. (a)	Name of Person Filing:

Psagot Investment House Ltd.

On May 20, 2012, the securities reported herein were beneficially owned as follows: 1,438,883 (representing 1.45% of the total ordinary shares outstanding) shares beneficially owned by portfolio accounts managed by Psagot Securities Ltd., 370,887 (representing 00.37% of the total ordinary shares outstanding) shares beneficially owned by Psagot Exchange Traded Notes Ltd., 251,873 (representing 0.25% of the total ordinary shares outstanding) shares beneficially owned by mutual funds managed by Psagot Mutual Funds Ltd., 2,771,911 (representing 2.79% of the total ordinary shares outstanding) shares beneficially owned by provident funds managed by Psagot Provident Funds and Pension Ltd., and 53,656 (representing 0.05% of the total ordinary shares outstanding) shares beneficially owned by pension funds managed by Psagot Pension (Haal) Ltd.  Each of the Subsidiaries is a wholly-owned subsidiary of Psagot Investment House Ltd.

When the obligation to file this Schedule 13G arose on May 16, 2012, the securities reported herein were beneficially owned as follows: 1,547,883 (representing 1.56% of the total ordinary shares outstanding) shares beneficially owned by portfolio accounts managed by Psagot Securities Ltd., 373,842 (representing 0.38% of the total ordinary shares outstanding) shares beneficially owned by Psagot Exchange Traded Notes Ltd., 251,873 (representing 0.25% of the total ordinary shares outstanding) shares beneficially owned by mutual funds managed by Psagot Mutual Funds Ltd., 2,771,911 (representing 2.79% of the total ordinary shares outstanding) shares beneficially owned by provident funds managed by Psagot Provident Funds and Pension Ltd., and 53,656 (representing 0.05% of the total ordinary shares outstanding) shares beneficially owned by pension funds managed by Psagot Pension (Haal) Ltd.  Each of the Subsidiaries is a wholly-owned subsidiary of Psagot Investment House Ltd.

(b)	Address of Principal Business Office: Psagot Investment House Ltd. – 14 Ahad Ha’am Street, Tel Aviv 65142, Israel

(c)	Citizenship: Psagot Investment House Ltd. – Israel

(d)	Title of Class of Securities: Ordinary Shares, par value NIS 0.01 per share

(e)	CUSIP Number:

  M2196U109

Item 3.	N.A.

Item 4.	Ownership:

(a)	Amount beneficially owned:

See row 9 of cover page of each reporting person.

The Subsidiaries operate under independent management and make their own independent voting and investment decisions.  Any economic interest or beneficial ownership in any of the securities covered by this report is held for the benefit of owners of the managed portfolio accounts, holders of the exchange-traded notes, or for the benefit of the members of the mutual funds, provident funds, or pension funds, as the case may be. This Statement shall not be construed as an admission by Psagot Investment House Ltd. that it is the beneficial owner of any of the Ordinary Shares covered by this Statement, and Psagot Investment House Ltd. disclaims beneficial ownership of any such shares.

(b)	Percent of class:

See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote: See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of: See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of: See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another:

N.A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

N.A.

Item 8.	Identification and Classification of Members of the Group:

N.A.

Item 9.	Notice of Dissolution of Group:

N.A.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 24, 2012

Psagot Investment House Ltd.

/s/ Shlomo Pasha
——————————————
By: Shlomo Pasha*
Title: Chief Financial Officer

/s/ Lilach Geva Harel
 ——————————————
By: Lilach Geva Harel*
Title: VP, General Legal Counsel

* Signature duly authorized by resolution of the Board of Directors.

EXHIBIT NO.       DESCRIPTION

Exhibit 1	Attorney's Certification dated May 24, 2012 certifying the signature authority of person(s) signing on behalf of Psagot Investment House Ltd.